UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	31 August 2021
Release Number	18/21

Update on recommended all-cash offer for Noront Resources Limited

Further to BHP’s release on 27 July 2021, in relation to the recommended all-cash offer to acquire all of the issued and outstanding common shares of Noront Resources Limited by BHP Western Mining Resources International Pty Ltd, an update is provided in the attached release.

Information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is
headquartered in Australia

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August 31, 2021

BHP comments on its Offer for Noront

BHP Offer remains only transaction available to shareholders

•	BHP acknowledges Wyloo’s non-binding proposal to acquire Noront shares.

•	BHP highlights for Noront shareholders the uncertain and conditional nature of the Wyloo proposal, and notes that the BHP Offer is the only transaction currently available to Noront shareholders.

•	BHP waives requirement for confidentiality agreement between Noront and Wyloo to include a standstill provision.

•	BHP continues to monitor the situation and will consider its alternatives should a competing bona fide alternative transaction materialize.

Melbourne, Victoria – BHP Lonsdale Investments Pty Ltd (“BHP Lonsdale”), a wholly owned subsidiary of BHP, today acknowledged the press release (the “Wyloo Press Release”) made by Wyloo Metals Pty Ltd. (”Wyloo”) on August 30, 2021 and highlights for Noront Resources Ltd. (“Noront”) shareholders that the proposal set out in the Wyloo Press Release (the “Wyloo Proposal”) is non-binding and does not constitute a formal offer. The offer by BHP Western Mining Resources International Pty Ltd (“BHP Western Mining”) to acquire all of the issued and outstanding common shares of Noront via a take-over bid for C$0.55 per share in cash (the “BHP Offer”) is currently the only transaction available to Noront shareholders. BHP Western Mining continues to stand behind the BHP Offer, which continues to have the support and recommendation of the Board of Directors of Noront.

The Wyloo Proposal is non-binding and is subject to due diligence and negotiation of definitive transaction agreements, and may not crystalize into a transaction that is made available to Noront shareholders. Wyloo states in its press release that it was unwilling to sign a confidentiality agreement to facilitate completion of its due diligence because it would have been required to accept certain standstill restrictions in the confidentiality agreement. To clear this obstacle, BHP Western Mining has agreed to waive the requirement in its support agreement with Noront (the “Support Agreement”) that a confidentiality agreement with Wyloo include such standstill provisions. As such, Wyloo will have every opportunity, should it choose, to complete any required due diligence and determine whether to make a formal competing proposal. BHP Western Mining will continue to monitor the situation and will consider its alternatives if a competing offer does materialize, including its right to match any superior proposal pursuant to the terms of the Support Agreement.

BHP Chief Development Officer, Johan van Jaarsveld, commented: “Despite their latest press release, Wyloo has not made a formal offer and the BHP Offer is the only transaction currently available to Noront shareholders. Wyloo’s support is not required in order for BHP’s Offer to be successful, and we remain confident in our offer. We have the financial strength, world-class mining expertise, and commitment to work in partnership with stakeholders to advance Eagle’s Nest and the Ring of Fire, which has the potential to deliver benefits to local communities, First Nations, and Ontario for years to come.”

Minimum tender condition

Wyloo’s support of the BHP Offer is not required in order for the BHP Offer to be successful. In order for Noront shareholders to be able to receive the offer price for their shares, more than 50% of the outstanding shares not beneficially owned or controlled by BHP Western Mining, its affiliates or any other person acting jointly or in concert with the BHP Western Mining must be deposited under the BHP Offer prior to the expiry of the initial deposit period. BHP Lonsdale remains confident in the ability for such condition to be achieved, even if Wyloo does not tender. Noront shareholders increase the likelihood of receiving the offer price by depositing their shares under the BHP Offer prior to the expiry of the initial deposit period.

How to tender your shares

Only those who tender their shares will receive the cash consideration of C$0.55 per share. To tender your shares today please visit www.noronttender.ca.

Shareholder type:	How do I tender my shares to the BHP Offer?

Beneficial

Most Noront shareholders are beneficial shareholders. This means your Noront shares are held through a broker, bank, or other financial intermediary, and you do not have a share certificate.

Contact your bank or your broker’s corporate actions department immediately and instruct them to tender your shares to the Offer.

Registered You hold your Noront shares directly and may have a share certificate.	Contact Kingsdale Advisors: Toll-free in North America: 1-866-581-0512 Outside of North America: 416-867-2272 Email: contactus@kingsdaleadvisors.com

About BHP

BHP is a world-leading global resources company. We extract and process minerals, oil and gas, with approximately 80,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. Our Potash head office is in Saskatoon and we are opening our head office for metals exploration in Toronto.

Our corporate purpose is to bring people and resources together to build a better world. Our strategy is to create value by growing our exposure to a portfolio of world-class, expandable assets in future-facing commodities. We create value for our stakeholders and the communities where we operate by focusing on safety, sustainability, innovation and exceptional performance. BHP has a track record in Canada of more than four decades with interests in potash, copper and nickel exploration, and joint ventures with a range of technology, low emissions and sustainability projects. BHP developed and operated the EKATI Diamond Mine in the Northwest Territories which operated with a strong focus on benefiting local communities, especially First Nations and Métis. Under BHP, EKATI’s spend with local northern and Indigenous suppliers was over 80% of the mine’s budget. BHP also initiated the first Opportunities Agreements with First Nations in the Potash industry in Saskatchewan, establishing agreements with six First Nations near the Jansen Potash Project for wide-ranging mutual benefits, including education and training, employment and procurement.

www.bhp.com

Contact details

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

Canada

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Forward looking statements

Certain statements contained in this press release contain “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information and statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding: the BHP Offer, including the anticipated timing, mechanics, funding, completion, settlement, results and effects of the BHP Offer; reasons to accept the BHP Offer; and the Wyloo Proposal.

Although BHP Lonsdale and BHP Western Mining believe that the expectations reflected in such forward-looking information and statements are reasonable, such information and statements involve risks and uncertainties, and undue reliance should not be placed on such information and statements. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of the BHP Lonsdale and BHP Western Mining that the BHP Offer will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived, and the ability to achieve goals. BHP Lonsdale and BHP Western Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Many of these assumptions are based on factors and events that are not within the control of BHP Lonsdale or BHP Western Mining, and there is no assurance that they will prove correct. Consequently, there can be no assurance that the actual results or developments anticipated by BHP Lonsdale or BHP Western Mining will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, BHP Lonsdale or BHP Western Mining, or their respective future results and performance.

Forward-looking information and statements in this press release are based on BHP Lonsdale’s and BHP Western Mining’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and BHP Lonsdale and BHP Western Mining disavow and disclaim any obligation to do so except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of BHP Western Mining or any of its affiliates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 31, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary